Exhibit 99.1

Medigus: Leading Life Science and Pharmaceutical Entrepreneur
Mori Arkin to Join ScoutCam’s Board of Directors

OMER, Israel, February 16, 2021 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions and innovative internet technologies, announced today that ScoutCam Inc. (OTCQB: SCTC), Medigus’ subsidiary and a leading developer and manufacturer of customized micro visual solutions and supplementary technologies, that Mr. Mori Arkin has been appointed to its board of directors.

On May 18, 2020, Mr. Arkin invested $2 million in ScoutCam through his investment company, Arkin Holdings, and, in connection with the investment, appointed Dr. Irit Yaniv as a ScoutCam’s board member and representative of Arkin Holdings. After carefully observing ScoutCam’s positive momentum over the past several months, including in his capacity as a special advisor to ScoutCam on matters related to intellectual property, Mr. Arkin decided to replace Dr. Yaniv and represent Arkin Holdings on the board himself.

Prof. Benad Goldwasser, the Executive Chairman of Scoutcam’s board, expressed his gratitude to Dr. Yaniv for her contribution. At the same time, he thanked Mr. Arkin for taking this momentous step of assuming an active role on the board of ScoutCam and thereby demonstrating his belief in ScoutCam and its growing potential.

Mr. Arkin said “My decision to formally join the ScoutCam board reflects my growing belief in this company and its potential, including beyond visualization solutions for the medical industry. ScoutCam, in my mind, has only begun to tap into its vast potential, and that the applications of its technology are limitless, whether in the fields of maintenance and predictive maintenance, a critical pillar of Industry 4.0, aviation and defense, and more. I am excited to take a more active role on the company’s leadership team to help realize this impressive potential.”

Founder and Chairman of Arkin Holdings, Moshe “Mori” Arkin, is one of Israel’s most successful life sciences and pharmaceutical entrepreneurs. A renowned industrialist and generic drug specialist, he founded Arkin Holdings, which owns, among other investments, a healthcare portfolio of $1 billion through various investment arms, with holdings in some 20 companies, many of them Israeli companies, developing pharmaceutical drugs and medical equipment, such as UroGen Pharma, Keros Therapeutics and Novolog. Mori previously grew Agis into a leading pharmaceutical company and sold it to Perrigo in 2005 for $818 million.

About Medigus

Medigus is traded on the Nasdaq Capital Market. To learn more about the company’s advanced technology, please visit www.medigus.com.

Cautionary Note Regarding Forward Looking Statements

This press release may contain statements that are “Forward-Looking Statements,” which are based upon the current estimates, assumptions and expectations of Medigus’ management and its knowledge of the relevant market. The company has tried, where possible, to identify such information and statements by using words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions and derivations thereof in connection with any discussion of future events, trends or prospects or future operating or financial performance, although not all forward-looking statements contain these identifying words. For example, Medigus uses forward looking statements when describing ScoutCam’s ability to maximize the economic potential and monetize the technology covered in the press release and the material and positive effect Mr. Arkin’s appointment will have on ScoutCam’s business and operations. These forward-looking statements represent Medigus’ expectations or beliefs concerning future events, and it is possible that the results described in this press release will not be achieved, due to inter alia the spread of COVID-19 as well as the restriction deriving therefrom and difficulties arising from the development and manufacture of wireless charging products. Nothing in the description herein should be understood or construed as an announcement of completed products or an existing proof of concept. By their nature, Forward-Looking Statements involve known and unknown risks, uncertainties and other factors which may cause future results of the Medigus’ activity to differ significantly from the content and implications of such statements. Other risk factors affecting Medigus are discussed in detail in the Medigus’ filings with the Securities and Exchange Commission. Forward-Looking Statements are pertinent only as of the date on which they are made, and Medigus undertakes no obligation to update or revise any Forward-Looking Statements, whether as a result of new information, future developments or otherwise. Neither Medigus nor its shareholders, officers and employees, shall be liable for any action and the results of any action taken by any person based on the information contained herein, including without limitation the purchase or sale of Medigus’ securities. Nothing in this press release should be deemed to be medical or other advice of any kind.

Contact (for media only)

Oz Adler
Chief Financial Officer
+972-8-6466-880
ir@medigus.com